NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders of Bontan Corporation Inc. (the "Corporation") will be held at Suite 200, 47 Avenue Road, Toronto, Ontario on the 3rd day of October, 2006, at the hour of 9:00 AM (Toronto time) for the following purposes:

1.

To receive the consolidated financial statements for the year ended March 31, 2006, and the report of the auditors thereon.

2.

To elect directors.

3.

To appoint auditors, and to authorize the directors to fix their remuneration and/or appoint, if necessary, another auditor, as seen fit, in the event of a material event.

4.

To consider and if thought appropriate, pass a resolution authorizing directors to introduce any additional compensation and or stock options plans as deemed necessary and to allow discretion to the directors to issue compensation shares and stock options under these plans as they see fit.

5.

To consider and if thought appropriate, to pass a resolution to split the issued capital of the Corporation such that up to fifteen new common shares would be issued in exchange for one old issued common shares of the Corporation at the discretion of the Directors of the Corporation within the next Annual Meeting.

 or

6.

To consolidate the issued capital of the Corporation such that one share be issued in exchange for up to fifteen old issued common shares of the Corporation, at the discretion of the Directors of the Corporation within the next Annual Meeting.

7.

To consider and if thought fit, to pass a Special Resolution changing the name of the Corporation as shall be acceptable to the Directors and the Minister of Consumer and Commercial Relations.

8.

To consider and if thought fit, to pass a special resolution to amend the Articles of the Corporation to move the jurisdiction of the Corporation to the USA at the discretion of the Directors.

9.

To transact such further and other business as may properly come before the meeting or any adjournment thereof.

Copies of the Information Circular and Proxy accompany this notice.  All instruments appointing proxies to be used at the above meeting must be deposited at the office of the Corporation, Suite 200, 47 Avenue Road, Toronto, Ontario, M5R 2G3 no later than 11 o'clock in the forenoon (Toronto time) on October 2nd, 2006.

We encourage you to review the Audited Financial Statements of the Corporation for the year ended March 31, 2006, Management Discussion and Analysis and Annual Report in form F20 filed and available on www.sedar.com (Canadian Securities Administrators) and on www.edgar.com (United States Securities and Exchange Commission).

Please contact Ms. Kimberley Robinson at 416-929-1806 or fax 416-361-6228 for copies of any of the above documents.

DATED at Toronto this 28th day of August 2006.

BY ORDER OF THE BOARD

/s/ Kam Shah

Kam Shah, Chairman, CEO, CFO